EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012

Earnings
Pre-tax income (loss) from continuing operations	$(141)	$(250)	$266	$(19)	$(473)	$(99)	$96
Distributed income of equity investees	—	—	1	4	8	2	2
Fixed charges	230	424	399	655	1,374	369	367
Less:
Share of profit of associates and joint ventures, net of income tax	(4)	(6)	(11)	(18)	(17)	(6)	(5)
Non-controlling interests	—	—	—	—	(2)	—	—
Interest capitalized	—	(1)	(3)	(1)	(4)	—	—

Earnings	$85	$167	$652	$621	$886	$266	$460

Fixed Charges
Interest expense and capitalized	$200	$379	$317	$512	$1,129	$236	$362
Amortized premiums, discounts and capitalized expenses related to indebtedness	24	29	29	30	204	127	(7)
Fair value adjustment of acquired notes	—	—	—	(1)	—	—	—
Graham Packaging Notes tender offer fees	—	—	—	—	5	—	—
Unamortized debt issue costs written off	—	—	36	—	—	—	—
2010 debt commitment letter & related costs	—	—	—	97	—	—	—
Estimate of interest in rental expense	6	16	17	17	36	6	12

Total fixed charges	$230	$424	$399	$655	$1,374	$369	$367

Ratio of Earnings to Fixed Charges	—	—	1.6x	—	—	—	1.3x

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	$145	$257	$(253)	$34	$488	$103	$(93)